Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2012(1)		2011(2)		2010		2009		2008
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(52,777)		$(12,259)		$96,835		$146,869		$141,695
Interest expense	158,924		164,233		91,451		55,522		70,007
Portion of rent expense under long-term operating leases representative of an interest factor	2,412		2,417		2,119		2,435		2,588

Total earnings available to cover fixed charges	$108,559		$154,391		$190,405		$204,826		$214,290

Fixed charges
Interest expense	$158,924		$164,233		$91,451		$55,522		$70,007
Portion of rent expense under long-term operating leases representative of an interest factor	2,412		2,417		2,119		2,435		2,588

Total fixed charges	$161,336		$166,650		$93,570		$57,957		$72,595

Ratio of earnings to fixed charges	0.0	x	0.0	x	2.0	x	3.5	x	3.0	x

(1)	The Company was deficient to cover fixed charges by $ 52.8 million.
(2)	The Company was deficient to cover fixed charges by $ 12.3 million.